Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 6 DATED JUNE 29, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), Prospectus Supplement No. 1 dated May 3, 2007, No. 2 dated May 15, 2007. No. 3 dated May 17, 2007 and No. 4 dated June 13, 2007.  This Supplement also includes and supercedes Prospectus Supplement No. 5 dated June 21, 2007. The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding the price at which we issue shares in this offering and redeem shares under our share redemption program;

B.	To provide information regarding changes to the suitability standards of our offering; and

C.	To provide notification regarding the termination of our automatic investment program.

A.           Offering Price and Redemption Price Increase

Effective July 1, 2007, we will offer shares to the public pursuant to this offering at a price of $10.58 per share.  Additionally, effective July 1, 2007, participants in our dividend reinvestment plan will acquire shares at a fixed price of $10.05 per share, including distributions declared for April, May and June 2007, which will be aggregated and paid in July 2007.  Shares redeemed under our share redemption program after July 1, 2007 will be redeemed at a price of $9.52 per share.  Our last offering price change occurred in June 2006, and our board of directors declared an increased per-share distribution amount in July 2006.  Although our management and board of directors review and assess our per-share distribution amount on a periodic basis, we have not, and our management currently expects that we will not, increase our current per-share distribution amount in the near term notwithstanding this offering price increase.

As a result of these price increases, the Prospectus is amended as follows. Please note that whenever the Prospectus refers to the offering price, dividend reinvestment price or redemption price as being the "initial" price, the word "initial" (or derivative thereof) is hereby deleted:

1.           Cover Page Changes.  The following changes are made to the cover page of the Prospectus:

•	In the second paragraph, “$10.40” is deleted and replaced with “$10.58” and “$9.88” is deleted and replaced with “$10.05”.

•
In the first line of the proceeds table (i) “10.40” is deleted and replaced with “10.58” in the first column, (ii) “0.73” is deleted and replaced with “0.74” in the second column, and (iii) “9.44” is deleted and replaced with “9.61” in the fourth column.

*  *  *  *

2.           Other Changes Relating to the Offering Price.  The per share offering price of “$10.40” is hereby deleted and replaced with “$10.58” on page xviii of the Prospectus in the answer to the question “What kind of offering is this?”.

*  *  *  *

3.           Other Changes Relating to the Dividend Reinvestment Plan Price.  The per share price for shares issued under our dividend reinvestment plan of “$9.88” is hereby deleted and replaced with “$10.05” on the following pages of the Prospectus:

•	In the answer to the question “What kind of offering is this?” on page xviii.

•	In the answer to the question “Do you have a dividend reinvestment plan?” on page xix.

•	In the paragraph under the caption “Dividend Reinvestment Plan” on page 7.

•	In the first paragraph under the caption “Dividend Reinvestment Plan” on page 141.

•	In the sixth paragraph of our Dividend Reinvestment Plan attached to the Prospectus as Appendix B.

*  *  *  *

4.           Other Changes Relating to the Redemption Price.  The per share price we offer under our share redemption  program of “9.36” is hereby deleted and replaced with “$9.52” on the following pages of the Prospectus:

•	In the answer to the question “What is your current redemption price?” on page xix.

•	In the third paragraph under the caption “Share Redemption Program” on page 7.

•
In the first paragraph under the risk factor titled “Your ability to redeem your shares is limited under our share redemption program, and if you are able to redeem your shares, it may be at a price that is less than the then-current market value of the shares” on page 8.

Additionally, the first full paragraph on page 139 of the Prospectus is deleted and replaced in its entirety with the following:

“Shares will be redeemed at a price of $9.52 per share effective July 1, 2007.  The redemption price was determined by our board of directors.  Our board’s determination of the redemption price was subjective and was primarily based on the estimated per-share net asset value of the Company as determined by our management.  Our management estimated the per-share net asset value of the Company using appraised values of our real estate assets as of March 31, 2007, which were determined by independent third party appraisers, as well as estimates of the values of our other assets and liabilities as of December 31, 2006, and then making various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2006 and July 1, 2007.  In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

Both our real estate appraisals and the methodology utilized by our management in estimating our per-share net asset value were based on a number of assumptions and estimates which may not be accurate or complete.  No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise.  Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The redemption price may not be indicative of the price our shareholders would receive if our shares were actively traded or if we were liquidated.”

*  *  *  *

5.           Plan of Distribution.  The “Plan of Distribution” section, starting on page 144 of the Prospectus, is deleted and replaced in its entirety with the section below in order to update this section in regard to the price changes as well as the termination of our automatic investment program described below.

B.           Changes to the Suitability Standards of our Offering

           The suitability standards required by certain states after the third paragraph of the “Suitability Standards” section, on page ix of the Prospectus, is hereby deleted and replaced in its entirety with the following:

“Iowa, Kansas, Massachusetts and Ohio– Investors must have either (i) a minimum net worth of $250,000 or (ii) a minimum net worth of $70,000 and minimum annual gross income of $70,000.

New Hampshire– Investors must have either (i) a net worth of at least $250,000 or (ii) a minimum annual gross income of at least $60,000 and a minimum net worth of at least $125,000.

Iowa, Kentucky, Michigan, Missouri, Ohio and Pennsylvania– In addition to our suitability requirements, investors must have a liquid net worth of at least 10 times their investment in our shares.

Kansas– In addition, the Office of the Securities Commission of the State of Kansas recommends that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.”

C.           Termination of our Automatic Investment Program

We have terminated the automatic investment program for our current public offering. Accordingly, the entire subsection under the caption, “Automatic Investment Program” beginning on page 150 and ending on page 151 of the Prospectus is hereby deleted in its entirety.  If you elect to participate in the automatic investment program under Section 5.A of our subscription agreement, we must reject the subscription.

Plan of Distribution

General

We are offering up to $2,200,000,000 in shares of our common stock pursuant to this prospectus through Hines Real Estate Securities, Inc., our Dealer Manager, a registered broker-dealer organized in June 2003 and affiliated with Hines. For additional information about our Dealer Manager, please see “Management — The Dealer Manager.” We are offering up to $2,000,000,000 in shares to the public and up to $200,000,000 in shares pursuant to our dividend reinvestment plan. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” As of July 1, 2007, we are currently offering:

•	shares to the public at a price of $10.58 per share; and

•	shares for issuance pursuant to our dividend reinvestment plan at a price of $10.05 per share.

The determination of these prices by our board of directors was subjective and was primarily based on (i) the estimated per-share net asset value of Hines REIT as determined by our management, plus (ii), in the case of our offering price, the commission, dealer manager fee and estimated costs associated with this offering. Our management estimated the per-share net asset value of Hines REIT using appraised values of our real estate assets as of March 31, 2007, which were determined by independent third party appraisers, as well as estimates of the values of our other assets and liabilities as of December 31, 2006, and then making various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2006 and July 1, 2007.  In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments and yields and offering prices of other real estate companies substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessments of our prospects and expected execution of our investment and operating strategies.

Both our real estate appraisals and the methodology utilized by our management in estimating our per-share net asset value were based on a number of assumptions and estimates that may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are externally managed were applied to our estimated per-share valuation and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The offering price may not be indicative of the price our shareholders would receive if our shares were actively traded or if we were liquidated. Moreover, since the estimated per-share net asset value of Hines REIT was increased by certain fees and costs associated with this offering in connection with setting the new offering price of our shares, the proceeds received from a liquidation of our assets would likely be substantially less than the offering price of our shares.  Please see “Risk Factors — Investment Risks — The offering price of our common shares may not be indicative of the price at which our shares would trade if they were actively traded.”

Our board of directors may in its discretion from time to time change the offering price of our common shares and, therefore, the number of shares being offered in this offering. In such event, we expect that our board of directors would consider, among others, the factors described above.  Real estate values fluctuate, which in the future may result in an increase or decrease in the value of our real estate investments. Thus, future adjustments to the offering price of our shares could result in a higher or lower offering price. The members of our board of directors must, in accordance with their fiduciary duties, act in a manner they believe is in the best interests of our shareholders when making any decision to adjust the offering price of our common shares.

Any adjustments to the offering price will be made through a supplement or an amendment to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part. We expect that our board of directors will not change the offering price more than one time during each twelve-month period following the commencement of this offering. Additionally, we cannot assure you that our offering price will increase in the future or that our offering price will not decrease during this offering, or in connection with any future offering of our shares. Please see “Risk Factors — Investment Risks — Hines REIT’s interest in the Operating Partnership will be diluted by the Participation Interest in the Operating Partnership held by HALP Associates Limited Partnership, and your interest in Hines REIT may be diluted if we issue additional shares.”

This offering commenced on June 19, 2006. We reserve the right to terminate this offering at any time or extend the termination to the extent we can under applicable law.

Underwriting Terms

We have not retained an underwriter in connection with this offering. Our common shares are being offered on a “best efforts” basis, which means that no underwriter, broker-dealer or other person will be obligated to purchase any shares. Please see “Risk Factors — Investment Risks — This offering is being conducted on a “best efforts” basis, and the risk that we will not be able to accomplish our business objectives will increase if only a small number of our shares are purchased in this offering.” We will pay the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds of shares sold to the public, all of which will be reallowed to participating broker dealers. We will not pay selling commissions on shares issued and sold pursuant to our dividend reinvestment plan.

The Dealer Manager has entered into selected dealer agreements with certain other broker-dealers who are members of the National Association of Securities Dealers, Inc. (“NASD”) to authorize them to sell our shares. Upon the sale of shares by such participating broker-dealers, the Dealer Manager will reallow its commissions to such participating broker-dealers.

The Dealer Manager will also receive a dealer-manager fee of up to 2.2% of gross offering proceeds we raise from the sale of shares to the public as compensation for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance. We will not pay dealer-manager fees on shares issued and sold pursuant to our dividend reinvestment plan. The Dealer Manager, in its sole discretion, may reallow a portion of the dealer-manager fee to participating broker-dealers as marketing fees, up to a maximum to any participating broker-dealer of all of the dealer-manager fee earned by the Dealer-Manager with respect to shares sold by such participating broker-dealer, in part to cover fees and costs associated with conferences sponsored by participating broker-dealers and to defray other distribution-related costs and expenses of participating broker-dealers. Based upon our historical experience, we currently estimate that, of the 2.2% dealer-manager fee, approximately 1.1% in the aggregate will be used to pay transaction-based compensation to wholesalers and other employees of the Dealer Manager, approximately 1.0% in the aggregate will be reallowed to participating broker-dealers as marketing fees, and the remaining approximately 0.1% in the aggregate will be used to pay other expenses of the Dealer Manager. The marketing fees may be reallowed and paid to any particular participating broker-dealer based upon prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker-dealer in the past and the anticipated level of marketing support to be provided in this offering.

We will also reimburse the Advisor for all expenses incurred by the Advisor, the Dealer Manager and their affiliates in connection with this offering and our organization; provided that the aggregate of our organization and offering expenses, together with selling commissions and the dealer-manager fee, shall not exceed 15% of the gross proceeds raised in this offering. Included in these expenses are reimbursements to participating broker-dealers (up to a maximum of 0.5% of the gross offering proceeds) for bona fide due diligence expenses incurred by such participating broker-dealers in discharging their responsibility to ensure that material facts pertaining to this offering are adequately and accurately disclosed in the prospectus. Such reimbursement of due diligence expenses may include legal fees, travel, lodging, meals and other reasonable out-of-pocket expenses incurred by participating broker-dealers and their personnel when visiting our office to verify information relating to us and this offering and, in some cases, reimbursement of the allocable share of actual out-of-pocket employee expenses of internal due diligence personnel of the participating broker-dealer conducting due diligence on the offering.

Other than these fees and expense reimbursements, we will not pay any other fees to any professional or other person in connection with the distribution of the shares in this offering.

We have agreed to indemnify participating broker-dealers, the Dealer Manager and our Advisor against material misstatements and omissions contained in this prospectus, as well as other potential liabilities arising in connection with this offering, including liabilities arising under the Securities Act, subject to certain conditions. The Dealer Manager will also indemnify participating broker-dealers against such liabilities, and under certain circumstances, our sponsor and/or our Advisor may agree to indemnify participating broker-dealers against such liabilities.

We entered into a selected dealer agreement with the Dealer Manager, the Advisor and Ameriprise Financial Services, Inc. (“Ameriprise”), pursuant to which Ameriprise was appointed as a soliciting dealer in our current public offering. Subject to certain limitations set forth in the agreement, we, the Dealer Manager and the Advisor, jointly and severally, agreed to indemnify Ameriprise against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements, or omissions or alleged omissions of material fact made in connection with the offering, certain filings with the Securities and Exchange Commission or certain other public statements, or the breach by us, the Dealer Manager or the Advisor or any employee or agent acting on their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreement. In addition, Hines separately agreed to provide a limited indemnification to Ameriprise for these losses on a joint and several basis with the other entities, and we separately agreed to indemnify and reimburse Hines under certain circumstances for any amounts Hines is required to pay pursuant to this indemnification. Please see “Conflicts of Interest.”

The following table shows the estimated maximum compensation payable to the Dealer Manager and participating broker-dealers, and estimated organization and offering expenses in connection with this offering, including amounts deemed to be underwriting compensation under applicable NASD Conduct Rules.

Type of Compensation and Expenses	Maximum Amount	Percentage of Maximum (1)	Percentage of Maximum (Excluding DRP Shares)
Selling Commissions (2)	$ 140,000,000	6.4%	7.0%
Dealer-Manager Fees (3)	$ 44,000,000	2.0%	2.2%
Organizational and Offering Expenses (4)	$ 36,739,000	1.7%	1.8%
	$ 220,739,000	10.0%	11.0%

(1)	Assumes the sale of the maximum offering of up to $2,200,000,000 of shares of common stock, including shares sold under our dividend reinvestment plan.

(2)
For purposes of this table, we have assumed no volume discounts or waived commissions as discussed elsewhere in this “Plan of Distribution.” We will not pay commissions for sales of shares pursuant to our dividend reinvestment plan.

(3)
For purposes of this table, we have assumed no waived dealer-manager fees as discussed elsewhere in this “Plan of Distribution.” We will not pay a dealer-manager fee for sales of shares pursuant to our dividend reinvestment plan.

(4)
Organization and offering expenses may include, but are not limited to: (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as salaries and direct expenses of our Advisor’s employees or employees of the Advisor’s affiliates in connection with registering and marketing of our shares, including but not limited to, salaries related to broker-dealer accounting and compliance functions; (ii) salaries, certain other compensation and direct expenses of employees of our Dealer Manager while preparing for the offering and marketing of our shares and in connection with their wholesaling activities; (iii) travel and entertainment expenses associated with the offering and marketing of our shares; (iv) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and to facilitate the marketing of our shares; (v) costs and expenses of conducting educational conferences and seminars; (vi) costs and expenses of attending broker-dealer sponsored conferences; and (vii) payment or reimbursement of bona fide due diligence expenses. Of the total estimated organization and offering expenses, we estimate that approximately $21,363,000 of this amount would be considered underwriting compensation under applicable NASD Conduct Rules and approximately $15,376,000 of this amount would be treated as issuer or sponsor costs or bona fide due diligence expenses and, accordingly, would not be treated as underwriting compensation under applicable NASD Conduct Rules.

In accordance with applicable NASD Conduct Rules, in no event will total underwriting compensation payable to NASD members (including, but not limited to, selling commissions, the dealer-manager fee, all transaction-based compensation and other compensation payable to wholesalers of the Dealer Manager and transaction-based and other compensation to other employees of the Dealer Manager who are directly responsible for the solicitation, development, maintenance and monitoring of selling agreements and relationships with participating broker-dealers, and expense reimbursements to our wholesalers and participating broker-dealers and their registered representatives) exceed 10% of maximum gross offering proceeds, except for an additional up to 0.5% of gross offering proceeds which may be paid in connection with bona fide due diligence activities.

In the event that an investor:

•	has a contract for investment advisory and related brokerage services which includes a fixed or “wrap” fee feature;

•	has a contract for a “commission replacement” account, which is an account in which securities are held for a fee only;

•	has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice; or

•	is investing in a bank trust account with respect to which the investor has delegated the decision-making authority for investments made in the account to a bank trust department for a fee,

we will sell shares to or for the account of such investor at a 7.0% discount, or $9.84 per share, reflecting that selling commissions will not be paid in connection with such purchases. The net proceeds we receive from the sale of shares will not be affected by such sales of shares made net of commissions. Neither the Dealer Manager nor its affiliates will compensate any person engaged as an investment adviser by a potential investor as an inducement for

We may sell shares to retirement plans of participating broker-dealers, to participating broker-dealers themselves, to IRAs and qualified plans of their registered representatives or to any one of their registered representatives in their individual capacities (and their spouses, parents and minor children) at a 7.0% discount, or $9.84 per share, reflecting that selling commissions will not be paid in connection with such transactions. The net proceeds we receive will not be affected by such sales of shares made net of commissions.

Our directors and officers, as well as affiliates of Hines and their directors, officers and employees (and their spouses, parents and minor children) and entities owned substantially by such individuals, may purchase shares in this offering at a 9.2% discount, or $9.61 per share, reflecting the fact that no selling commissions or dealer-manager fees will be paid in connection with any such sales. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Hines and its affiliates will be expected to hold their shares purchased as shareholders for investment and not with a view towards distribution.

In addition, Hines, the Dealer Manger or one of their affiliates may form one or more foreign-based entities for the purpose of raising capital from foreign investors to invest in our shares. Sales of our shares to any such foreign entity may be at a 9.2% discount, or $9.61 per share, reflecting the fact that no selling commissions or dealer-manager fees will be paid in connection with any such transactions. The net offering proceeds we receive will not be affected by such sales of shares at a discount.

Volume Discounts

We are offering, and participating broker-dealers and their registered representatives will be responsible for implementing, volume discounts to investors who purchase $250,000 or more in shares from the same participating broker-dealer, whether in a single purchase or as the result of multiple purchases. Any reduction in the amount of the selling commissions as a result of volume discounts received may be credited to the investor in the form of the issuance of additional shares.

The volume discounts operate as follows:

Amount of Shares Purchased	Commission Percentage	Price per Share to the Investor	Amount of Commission Paid per Share	Net Offering Proceeds per Share (1)
Up to $249,999	7.0%	$10.58	$0.74	$9.84
$250,000 to $499,999	6.0%	$10.47	$0.63	$9.84
$500,000 to $749,999	5.0%	$10.37	$0.53	$9.84
$750,000 to $999,999	4.0%	$10.26	$0.42	$9.84
$1,000,000 to $1,249,999	3.0%	$10.16	$0.32	$9.84
$1,250,000 to $1,499,999	2.0%	$10.05	$0.21	$9.84
$1,500,000 and over	1.5%	$10.00	$0.16	$9.84

(1)	Before payment of the Dealer-Manager fee and organizational and offering expenses.

For example, if you purchase $800,000 in shares, the selling commissions on such shares will be reduced to 4.0%, in which event you will receive 77,972.7 shares instead of 75,614.4 shares, the number of shares you would have received if you had paid $10.58 per share. The net offering proceeds we receive from the sale of shares are not affected by volume discounts.

If you qualify for a particular volume discount as the result of multiple purchases of our shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases. For this purpose, if you purchased shares issued and sold in our initial public offering, you will receive the benefit of such share purchases in connection with qualifying for volume discounts in this offering.

As set forth below, a “single purchaser” may combine purchases by other persons for the purpose of qualifying for a volume discount, and for determining commissions payable to participating broker-dealers. You must request that your share purchases be combined for this purpose by designating such on your subscription agreement. For the purposes of such volume discounts, the term “single purchaser” includes:

•
an individual, his or her spouse and their children under the age of 21 who purchase the common shares for his, her or their own accounts; a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

•	all commingled trust funds maintained by a given bank.

Any request to combine purchases of our shares will be subject to our verification that such purchases were made by a “single purchaser.”

In addition, the Dealer Manager will allow participating broker-dealers to combine subscriptions of multiple purchasers as part of a combined order for purposes of qualifying for volume discounts and for determining the commissions payable to the Dealer Manager and the participating broker-dealer. In order for a participating broker-dealer to combine subscriptions for the purposes of qualifying for volume discounts, the Dealer Manager and such participating broker-dealer must agree on acceptable procedures relating to the combination of subscriptions for this purpose. In all events, in order to qualify, any such combined order of subscriptions must be from the same participating broker-dealer.

Requests to combine subscriptions as a part of a combined order for the purpose of qualifying for volume discounts must be made in writing by the participating broker-dealer, and any resulting reduction in commissions will be pro rated among the separate subscribers. As with volume discounts provided to qualifying single purchasers, the net proceeds we receive from the sale of shares will not be affected by volume discounts provided as a result of a combined order.

Regardless of any reduction in any commissions for any reason, any other fees based upon gross proceeds of the offering will be calculated as though the purchaser paid $10.58 per share. An investor qualifying for a volume discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Notwithstanding the foregoing, after you have acquired our common shares and if you are a participant in our dividend reinvestment plan, you may not receive a discount greater than 5% on any subsequent purchase of our shares. This restriction may limit the amount of the volume discounts available to you after your initial investment.

California and Minnesota residents should be aware that volume discounts will not be available in connection with the sale of shares made to such investors to the extent such discounts do not comply with the laws of California and Minnesota. Pursuant to this rule, volume discounts can be made available to California or Minnesota residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;

•	all purchasers of the shares must be informed of the availability of volume discounts;

•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;

•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts allowed must be based on a uniform scale of commissions; and

•	no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California and Minnesota residents will be available in accordance with the foregoing table of uniform discount levels based on dollar amount of shares purchased for single purchasers. However, no discounts will be allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the dollar amount of shares purchased.

For sales of $10 million or more, the Dealer Manager may agree to waive all or a portion of the dealer-manager fee such that shares purchased in any such transaction may be at a discount of up to 7.7%, or $9.77 per share, reflecting a reduction in selling commissions from 7.0% to 1.5% as the result of volume discounts and an additional reduction of 2.2% due to the Dealer Manager’s waiver of its fee. The net offering proceeds we receive will not be affected by any such waiver of the dealer-manager fee.

You should ask your financial advisor and broker-dealer about the ability to receive volume discounts through any of the circumstances described above.

The Subscription Process

We and participating broker-dealers selling shares on our behalf are required to make every reasonable effort to determine whether a purchase of our shares is suitable for you. The participating broker-dealers shall transmit promptly to us the completed subscription documentation and any supporting documentation we may reasonably require.

The Dealer Manager and participating broker-dealers are required to deliver to you a copy of this prospectus and any amendments or supplements. We plan to make this prospectus and the appendices available electronically to the Dealer Manager and the participating broker-dealers, as well as to provide them paper copies. If allowed by your broker-dealer, in the subscription agreement you have the option of choosing to authorize us to make available on our website at www.HinesREIT.com any prospectus amendments or supplements, as well as any quarterly reports, annual reports, proxy statements or other reports required to be delivered to you, and to notify you via email when such reports are available electronically.

Sales of our shares are completed upon the receipt and acceptance by us of subscriptions. We have the unconditional right to accept or reject your subscription within 10 days after our receipt of a fully completed copy of the subscription agreement and payment for the number of shares for which you subscribed. If we accept your subscription, our transfer agent will mail you a confirmation. No sale of our shares may be completed until at least five business days after the date you receive this prospectus. If for any reason we reject your subscription, we will return your funds and your subscription agreement, without interest or deduction, within 10 days after our receipt of the same.

To purchase shares pursuant to this offering, you must deliver a completed subscription agreement, in substantially the form that accompanies this prospectus, prior to the termination of this offering. You should pay for your shares by check payable to “Hines Real Estate Investment Trust, Inc.” or “Hines REIT,” or as otherwise instructed by your participating broker-dealer. Subscriptions will be effective only upon our acceptance. We may, for any reason, accept or reject any subscription agreement, in whole or in part. You may not terminate or withdraw a subscription or purchase obligation after you have delivered a subscription agreement evidencing such obligation to us.

Admission of Shareholders

We intend to admit shareholders daily as subscriptions for shares are received in good order. Upon your being admitted as a shareholder, we will deposit your subscription proceeds in our operating account, out of which we will make real estate investments and pay fees and expenses as described in this prospectus. Please see “Estimated Use of Proceeds.”

Subscription Agreement

The general form of subscription agreement that investors will use to subscribe for the purchase of shares in this offering is included as Appendix A to this prospectus. The subscription agreement requires all investors subscribing for shares to make the following certifications or representations:

•	your tax identification number set forth in the subscription agreement is accurate and you are not subject to backup withholding;

•	you are a U.S. person;

•	you received a copy of this prospectus;

•	you meet the minimum income, net worth and any other applicable suitability standards established for you, as described in the “Suitability Standards” section of this prospectus;

•	you are purchasing the shares for your own account; and

•	you acknowledge that there is no public market for the shares and, thus, your investment in shares is not liquid.

The above certifications and representations are included in the subscription agreement in order to help satisfy the responsibility of participating broker-dealers and the Dealer Manager to make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for you and that appropriate income tax reporting information is obtained. We will not sell any shares to you unless you are able to make the above certifications and representations by executing the subscription agreement. By executing the subscription agreement, you will not, however, be waiving any rights you may have under the federal securities laws.

In addition, investors who are California residents will be required to make certain additional certifications or representations that the sale, transfer or assignment of their shares will be made only with the prior written consent of the Commissioner of the Department of Corporations of the State of California, or as otherwise permitted by the Commissioner’s rules.

Investors should note that the automatic investment program has been terminated. If you elect to participate in the automatic investment program when completing the subscription agreement, your subscription agreement will not be accepted.

Determinations of Suitability

Each participating broker-dealer who sells shares on our behalf has the responsibility to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor purchasing our shares through such participating broker-dealer based on information provided by the prospective investor regarding, among other things, each prospective investor’s financial situation and investment objectives. In making this determination, participating broker-dealers may rely on, among other things, relevant information provided by the prospective investors. Each prospective investor should be aware that participating broker-dealers are responsible for determining suitability and will be relying on the information provided by prospective investors in making this determination. In making this determination, participating broker-dealers have a responsibility to ascertain that each prospective investor:

•	meets the minimum income and net worth standards set forth under the “Suitability Standards” section of this prospectus;

•	can reasonably benefit from an investment in our shares based on the prospective investor’s investment objectives and overall portfolio structure;

•	is able to bear the economic risk of the investment based on the prospective investor’s net worth and overall financial situation; and

•	has apparent understanding of:

•	the fundamental risks of an investment in the shares;

•	the lack of liquidity of the shares;

•	the background and qualifications of Hines, the Advisor and their affiliates; and

•	the tax consequences of an investment in the shares.

Participating broker-dealers are required to make the determinations set forth above based upon information relating to each prospective investor concerning his age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. Each participating broker-dealer is required to maintain records of the information used to determine that an investment in shares is suitable and appropriate for an investor. These records are required to be maintained for a period of at least six years.

Minimum Investment

You initially must invest at least $2,500. Please see “Suitability Standards.” Except in Maine, Minnesota, Nebraska and Washington (where investors must purchase additional shares in increments of at least $1,000), investors who have satisfied the initial minimum purchase requirement may make additional purchases in increments of at least five shares, except for purchases made pursuant to our dividend reinvestment plan which may be in increments of less than five shares.

Termination Date

This offering will terminate at the time all shares being offered pursuant to this prospectus have been sold or the offering is terminated prior thereto and the unsold shares are withdrawn from registration, but in no event later than June 19, 2008 (two years after the initial effective date of this prospectus) unless we announce an extension of the offering in a supplement or amendment to this prospectus.

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